Exhibit 99. (a)(1)(J)

We are providing you with the following additional question and answer relating to the Offer to Amend the Exercise Price of Certain Options that we previously sent to you.

Q:  Can I avoid adverse tax consequences under Section 409A if I do not accept this offer and exercise my eligible options prior to April 15, 2007?

A:  Guidance recently issued by the Internal Revenue Service (IRS) makes it clear that it is the IRS’ position that the exercise of an eligible option prior to April 15, 2007 will not result in avoidance of adverse tax consequences under Section 409A.

You should carefully read the entire offer, the accompanying memorandum from David Overton, our Chief Executive Officer, dated February 6, 2007, and the election and withdrawal forms together with their associated instructions.  We recommend that you consult with your tax adviser when deciding whether to accept the offer.